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FEB 2 9 2024
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SEC FILE NUMBER
8-66850

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PAR5 CAPITAL & CO LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 BRICKELL AVENUE, SUITE 2520
(No. and Street)

MIAMI	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	212-668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Roswell Road, Suite 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ajit (Bob) Ajmani, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PAR5 CAPITAL & CO LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LUIS CAMINA
Notary Public - State of Florida
Commission # HH 313691
My Comm. Expires Sep 19, 2026

Signature:

Title:
CEO

Luis Camina
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Par5 Capital & Co., LLC

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2023

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Member's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6 - 9

Supplementary Information

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 10

Schedule II: Computation For Determination Of The Reserve Requirements Under The Securities and Exchange Commission Rule 15c3-3 11

Schedule III: Information Relating to the Possession or Control Requirements Under The Securities and Exchange Commission Rule 15c3-3 11

Report of Independent Registered Public Accounting Firm 12

Exemption Report 13

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Par5 Capital & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Par5 Capital & Co., LLC as of December 31, 2023, the related statements of operations, changes in member's equity and cash flows for the year ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Par5 Capital & Co., LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Par5 Capital & Co., LLC's management. Our responsibility is to express an opinion on Par5 Capital & Co., LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's 1- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Par5 Capital & Co., LLC's financial statements. The supplemental information is the responsibility of Par5 Capital & Co., LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 28, 2024

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Statement of Financial Condition
As of December 31, 2023

ASSETS	
Cash and cash equivalents	$ 82,548
Prepaid expenses	55,652
Receivable from clearing broker	1,188,438
Securities long	237,344
Deposit with clearing broker	520,123
TOTAL ASSETS	$ 2,084,105
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 148,756
Referral fee payable	49,305
Accounts payable	15,093
Accrued expenses	130,192
Securities short	513,366
TOTAL LIABILITIES	856,712
Member's Equity	
TOTAL MEMBER'S EQUITY	1,227,394
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,084,106

See accompanying notes to financial statements

Statement of Operations
For the Year Ended December 31, 2023

REVENUE:	
Commissions Income	$ 1,133,712
Proprietary Trading Income (Loss)	(47,011)
Interest Income	42,071
Other Income	622
Total revenue	1,129,395
OPERATING EXPENSES:	
Employee compensation and benefits	814,306
Market data services	262,225
Clearance charges	99,039
Professional fees	195,196
Rent	180,599
Telephone	5,527
Insurance	88,670
Regulatory fees	31,796
Travel and entertainment	48,375
Other expenses	110,914
Total expenses	1,836,647
NET LOSS	$ (707,252)

See accompanying notes to financial statements

Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

Member's Equity, January 1, 2023	$	134,646
Capital Contributions		1,800,000
Net Loss		(707,252)
Member's Equity, December 31, 2023	$	1,227,394

See accompanying notes to financial statements

Statement of Cash Flows
For the Year Ended December 31, 2023

OPERATING ACTIVITIES:	
Net loss	$ (707,252)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities	
Increase in receivable from clearing broker	(1,188,438)
Increase in deposit with clearing broker	(520,123)
Increase in securities long	(237,344)
Increase in prepaid expenses	(50,931)
Increase due to loss on retirement of fixed assets	662
(decreases) increase in:	
Increase in accounts payable	137,328
Increase in accured expenses	108,644
Increase in Securuties short	513,366
Increase in Referral Fee Payables	49,305
Decrease in Payroll expenses	(2,335)
Net cash used in operating activities	(1,897,118)
FINANCING ACTIVITIES:	
Capital contributions	1,800,000
Net cash provided by financing activities	1,800,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(97,118)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	179,666
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 82,548

See accompanying notes to financial statements

Notes to Financial Statements
As of and for the Year Ended December 31, 2023

1. Organization and Nature of Business

Par5 Capital & Co., LLC (a Delaware limited liability company) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges as well as the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. As a limited liability company the members' liability is limited to their equity contribution. The Company was formerly known as Global Credit Partners, LLC. and changed its name and ownership in 2023.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Income Taxes
The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company files income tax returns in the U.S. in both federal and state jurisdictions.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

The Company is evaluating new accounting standards and will implement as required.

3. Deposit with Clearing Organization

The Company clears all of its customer transactions through another broker-dealer on a fully disclosed basis (the "clearing organization"). The Company is contractually obligated to maintain a cash deposit with the clearing organization. The amount deposited with the clearing organization as of December 31, 2023 is $520,123.

Notes to Financial Statements
As of and for the Year Ended December 31, 2023

4. Revenue from Contracts With Customers

In accordance with ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") the Company recognizes revenue upon satisfaction of performance obligations by transferring control over goods or service to a customer.

Commissions Income:

The Company buys and sells securities on behalf of its counterparties. This is predominantly limited to fixed income securities (sovereign debt and corporate bonds). Each time a counterparty enters into a buy or sell transaction, the Company charges a markup/markdown. The markup/markdown and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the counterparty). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the counterparty.

Proprietary Trading:

The Company has adopted FASB ASC 940-320-45-2, which states, proprietary securities transactions entered into by the Company for trading or investment purposes are included in "securities owned" and "securities sold, not yet purchased." As discussed in FASB ASC 940-320-25, all regular way firm trades are recorded in the Company's inventory on a trade-date basis.

Trading securities for the Company's account sometimes leads to a liability for the fair value of securities sold but not yet purchased (that is, sold short). The Company is then obligated to purchase the securities at a future date at the then current market price.

The Company adopted FASB ASC 940-320-30-2 and FASB ASC 940-320-35-1 that states security positions resulting from proprietary trading are measured initially and subsequently at fair value. According to FASB ASC 940-320-35-2, any unrealized gains or losses resulting from subsequent measurement of these to fair value are included in proprietary trading income on the statement of operations.

The Company adheres to FASB ASC 940-320-05-3, the Company may buy and sell securities for its own trading account. FASB ASC 940-320-35-3 states that the profit or loss for these firm transactions is measured by the difference between the acquisition cost and the fair value, which, like the underlying trading securities, is recorded on a trade-date basis. According to FASB ASC 940-320-45-5, trading gains and losses (also referred to as principal transactions in industry practice), which comprise both realized and unrealized gains and losses, are generally presented as one balance on the statement of operations as proprietary trading income gain/loss.

Interest Income:

Interest income represents interest earned on the clearing deposit held with the clearing broker, for $17,523 and $24,548 for bond interest payments for bonds to which the Company was the holder of record on interest payment date.

5. Receivable from Clearing Broker and Payable and Referral fee

There is no commissions receivable at December 31, 2022. Commissions are due upon services rendered. There is no commissions receivable at December 31, 2023. Receivables from clearing broker on the statement of financial condition represents funds available to the Company that are held with the clearing firm. The balance is 1,188,438 at December 31, 2023.

The Company pays a portion of its commissions earned to its representatives. Commissions payable to representatives as of December 31, 2023 is $148,756. The Company pays a referral fee for introducing prospective clients, there is a payable of $49,305 at December 31, 2023.

6. Fair Value

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the Statement of Financial Condition.

Notes to Financial Statements
As of and for the Year Ended December 31, 2023

6. Fair Value (continued)

The Company carries its securities owned and sold short at fair value. US GAAP establishes a hierarchy for inputs used in measuring Fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the facts market participants would use in valuing the investment based on the best information in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follow:

Level 1) Valuations based on unadjusted quoted priced in active markets for identical investments.

Level 2) Valuations based on (a) quoted prices in markets that are not active; (b) quoted prices for similar investments in active markets; (c) inputs other than quoted prices that are observable or inputs derived from or corroborated by observable market data correlation or otherwise.

Level 3) Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The availability of observable inputs can vary from financial instrument to financial instrument and is affected by a wide variety of factors, including, for example the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristic's particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the management in determining fair value is greatest for instruments categorized in Level 3.

The fair value of the Company's assets and liabilities which qualify as financial instruments in accordance with US GAAP approximate the carrying amounts presented in the Statement of Financial Condition, due to their short term nature.

	Level 1	Level 2	Level 3	Total
Assets				
Securities, at fair value, purchased under agreement to resell				
Corporate Bonds	119,108	-	-	119,108
Sovereign Debt	118,236	-	-	118,236
Total Securities, at fair value	237,344	-	-	237,344
Liabilities				
Securities sold not yet purchased, under agreement to repurchase				
Corporate Bonds	(104,169)	-	-	(104,169)
Sovereign Debt	(409,197)	-	-	(409,197)
Total Securities sold not yet purchased, under agreement to repurchase at fair value	(513,366)	-	-	(513,366)

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,092,496, which was $992,496 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.567 to 1.

Notes to Financial Statements
As of and for the Year Ended December 31, 2023

8. Commitments and Contingencies

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and thirdparty brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2023 the Company experienced no material net losses as result of the indemnity.

9. Related Party Transactions

As of December 31, 2023, the Company had $15,115 due to an affiliate with related ownership, which is included in accrued expenses. This amount is for rent expense of a property leased by the affiliate and allocated to the Compant as outlined in an Expense Sharing Agreement ("ESA") which was effective February 1, 2023. The amount expensed under the ESA in 2023 was $166,269 and is included in the statement of operations for the year ended December 31, 2023.

10. Going Concern

The Company sustained a large loss during the year ended December 31, 2023. The Company's Parent has represented that it has the requisite resources and intends to make capital contributions as needed to insure the Company is able to meet current obligations and net capital requirements, through at least one year subsequent to the date of the report of the independent registered public accounting firm

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

11. Subsequent Events

The Company has evaluated subsequent events through February 28, 2024, the date that its financial statements were issued.

Par5 Capital & Co., LLC

(A LIMITED LIABILITY COMPANY)

For the Year Ended December 31, 2023

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

TOTAL STOCKHOLDER'S CAPITAL QUALIFIED FOR NET CAPITAL	$ 1,227,394
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid expenses	(55,652)
Haircuts on securities	
Debt securities	(79,246)
NET CAPITAL	$ 1,092,496
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 148,756
Accounts payable, accrued expenses, and referral fee payable	194,765
Securities short in excess of securities long	276,022
	$ 619,543
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	100,000
Excess net capital	$ 992,496
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	
Percentage of aggregate indebtedness to net capital	56.71%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023.

Schedule II: Computation For Determination Of The Reserve Requirements
Under The Securities and Exchange Commission Rule 15c3-3

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

Schedule III: Information Relating to the Possession or Control Requirements
Under The Securities and Exchange Commission Rule 15c3-3

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the rule and does not hold customers' monies or securities.

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Par5 Capital & Co., LLC

We have reviewed management's statements for the year ended December 31, 2023, included in the accompanying Par5 Capital & Co., LLC's Annual Exemption Report, in which (1) Par5 Capital & Co., LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Par5 Capital & Co., LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) Par5 Capital & Co., LLC stated that Par5 Capital & Co., , LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Par5 Capital & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Par5 Capital & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 28, 2024

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Par5 Capital & Co., LLC.

Exemption Report

Par5 Capital & Co., LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3(k): (2)(ii) during the year ended December 31, 2023

(2) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k)(2)(ii) throughout the fiscal year ended December 31, 2023 without exception.

Par5 Capital & Co., LLC.

I, Ajit (Bob) Ajmani, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:_______________ 2/22/24

CEO